LGL
BALLARAT GOLDFIELDS

19 August 2008

Mr Sandy Gray,
Technical Director
Gekko Systems Pty Ltd
Spinifex Projects Pty Ltd
321 Learmonth Rd
BALLARAT VIC 3350

Dear Sandy,

Re: Contract No. P-3 Processing Plant Construction between Ballarat Goldfields Pty Ltd (NL as it then was) and Spinifex Projects Pty Ltd ("Spinifex") (the "Stage 1 Contract")
Contract No. Stage 2 Leaching Plant Construction between Ballarat Goldfields Pty Ltd (NL as it then was) and Gekko Systems Pty Ltd ("Gekko") (the "Stage 2 Contract")

We refer to your letter of 6th May 2008 in which Gekko and Spinifex have claimed additional costs under the Stage 2 Contract.

In response, Ballarat Goldfields offers to pay a one-off, all inclusive additional amount of [redacted] as settlement of the variation claim for Stage 2 Processing Plant works under the Stage 2 Contract. This offer is subject to acceptance of the following conditions by both Gekko and Spinifex:

- That, aside from final contract payments, this additional amount of [redacted] represents full and final payment for any and all outstanding claims associated with Stage 2 project works under the Stage 2 Contract and all claims under the Stage 1 Contract.

  That Gekko agrees to licence to Ballarat Goldfields the existing detailed design and structural drawings for the 500t ore storage bin, transverse conveyor, bin discharge feeder system and VSI crusher for the all inclusive sum of [redacted]. These drawings will be as per the list provided in your email of 21/5/08 and are to be supplied in AutoCAD or similar editable format, complete with all engineering calculations and certification for the 500t Storage bin. This amount of [redacted] has since been paid to Gekko on 27/6/08 and is inclusive of all design and engineering work performed on the project.

  We confirm that the licence is irrevocable, perpetual, non-exclusive and non-sublicenseable so as to ensure that these drawings will only be used for the construction of the aforementioned equipment at the Ballarat site and will not be used for any other purposes nor provided to other parties. This licence also allows Gekko to continue to utilise the drawings for its own commercial purposes. Details of the transfer of the drawings are contained in the letter of 16 June 2008 from Ballarat Goldfields to Gekko.

- It is not a foregone conclusion that Ballarat Goldfields will seek to terminate the existing (informal) operating arrangements with Spinifex during 2008 or at any specified later point in time. However, in regards to any termination of the existing (informal) Spinifex operating arrangements, the following will apply:
  - Ballarat Goldfields will not seek termination of the current operating arrangements before 1 October 2008;
  - Ballarat Goldfields will provide Spinifex with a minimum 3 month notice period prior to any termination;
  - As a once-off all inclusive compensation for early termination, Ballarat Goldfields will pay Spinifex the sum of [redacted] per day for the period from the date of termination up to and including 31 December 2008. Termination after 31 December 2008 will carry no such payments;

Ballarat Goldfields Pty Ltd
ABN 50 006 245 441
Phone: +61 (0) 3 5327 1111
Fax: +61 (0) 3 5331 7927
Website: www.LGLgold.com
PO Box 1226
Bakery Hill VIC 3354 Australia
9 Woolshed Gully Drive
Mt Clear VIC 3350 Australia

- Neither Gekko nor Spinifex will place any restriction, nor impose any payments on Ballarat Goldfields for making employment offers to Spinifex staff;
- That all procedures, data, systems and information acquired or developed by Spinifex in the course of operating the Ballarat Goldfields processing plant will be transferred (or licensed) without cost to Ballarat Goldfields prior to termination;
- Ballarat Goldfields does not wish to purchase the Spinifex company as a complete entity, rather the payment of [redacted] per day for early termination will represent the only consideration payable to Spinifex;
- Ballarat Goldfields will pay Spinifex the amount of [redacted] for the purchase of Spinifex assets as per the asset listing provided May 21st 2008. Upon payment of this amount, risk in and title to all listed assets will transfer to Ballarat Goldfields without the need for further documentation; and
- Ballarat Goldfields accepts no transfer of Gekko or Spinifex liabilities and the above offer encompasses all of the terms of the agreed settlement between the parties.

Labour Issues

Ballarat Goldfields agrees to investigate all lawful mechanisms under which Gekko can transfer its personnel to Ballarat Goldfields without incurring redundancy payments wherever possible. Ballarat Goldfields will make available a position at the Ballarat Goldfields site for each and every current employee at or above the current level of employment. Also provision will be made for their service to company with regards long service leave and other entitlements (only for such time as the employee was working at the Ballarat Goldfields operation).

Therefore any accrued annual leave, sick leave and long service leave liability within Spinifex (only for such time as the employee was working at the Ballarat Goldfields operation) will either be assumed by Ballarat Goldfields upon transfer or Spinifex will pay them out to the employees and Spinifex will be compensated by Ballarat Goldfields.

As discussed previously, Ballarat Goldfields will pay any documented costs directly and reasonably associated with the recruitment of additional Spinifex people between May 2008 and the end of the operating term (i.e. before termination).

Other

Furthermore, we confirm our intention to proceed with Gekko's proposal for the BM3000 ball mill as per your proposal and email dated 26th May 2008 and in accordance with the agreed project schedule. A Stage 2 Contract variation order (to the value of [redacted]) was made on 28th May 2008, accompanied by a [redacted] deposit payment of [redacted]

As you know, the outstanding payment for the stage 2 project work under the Stage 2 Contract was being withheld as per the contract until the punch list items were completed. These outstanding items were completed on Friday 9th May 2008 and hence payment of the final amount, less the grinding module component of [redacted] was made on this date. The remaining grinding module payment will be made once the grinding circuit has demonstrated that it meets the new design criteria.

Finally, we very much value the healthy relationship we have with Gekko and appreciate the contribution you have made to the success of our operation. It is our intention to continue to strengthen this association as we establish ourselves as a world class operation.

Once you have considered the above offer and as we hope, found it acceptable from a commercial perspective, please sign and return a copy of this letter. This letter shall be regarded as a mutual agreement in writing between the parties and shall operate as a variation to both the Stage 1 Contract and Stage 2 Contract as required under each respective contract.

Yours Sincerely,

Craig Thomas
General Manager

Gekko Systems Pty Ltd & Spinifex Projects Pty Ltd each agree to accept the terms of the above offer and agree that the Stage 1 Contract and Stage 2 Contract shall be read as being amended accordingly:

Signature of authorised representative of both Spinifex & Gekko

ALEXANDER LEWIS-GRAY.
Print name of authorised representative

20/8/08
Date